UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 2018

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	5	$595.9	$664.1
Short-term investments	6	119.3	127.2
Consideration receivable	8	94.7	93.8
Receivables and other current assets	9	86.8	75.9
Inventories	10	240.7	200.0
		1,137.4	1,161.0
Non-current assets
Investments in associates and incorporated joint ventures	11	74.4	69.0
Property, plant and equipment	12	1,918.6	1,940.2
Exploration and evaluation assets	13	511.0	474.6
Income taxes receivable		17.2	17.3
Restricted cash	7	29.3	24.5
Inventories	10	203.7	177.6
Other assets	14	93.0	102.7
		2,847.2	2,805.9
		$3,984.6	$3,966.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$199.4	$196.2
Income taxes payable		44.8	14.9
Current portion of provisions	15	15.6	17.1
Other liabilities	16	4.2	2.9
		264.0	231.1
Non-current liabilities
Deferred income tax liabilities		159.2	198.2
Provisions	15	289.3	299.0
Long-term debt	18(a)	396.2	391.6
Other liabilities	16	5.2	0.2
		849.9	889.0
		1,113.9	1,120.1
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	21	2,679.7	2,677.8
Contributed surplus		46.0	43.0
Retained earnings		97.9	91.3
Accumulated other comprehensive loss		(10.7)	(20.5)
		2,812.9	2,791.6
Non-controlling interests		57.8	55.2
		2,870.7	2,846.8
Contingencies and commitments	15(b), 29
		$3,984.6	$3,966.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2018	2017	2018	2017
Revenues		$244.8	$268.8	$836.7	$803.8
Cost of sales	24	237.3	227.9	723.8	692.0
Gross profit		7.5	40.9	112.9	111.8
General and administrative expenses		(10.8)	(8.9)	(30.4)	(27.8)
Exploration expenses		(8.4)	(6.6)	(27.8)	(29.6)
Reversal of impairment charges	28	—	—	—	524.1
Other (expenses) income		1.4	1.5	(9.0)	(8.0)
Earnings (loss) from operations		(10.3)	26.9	45.7	570.5
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	11	3.3	3.6	8.2	10.2
Finance costs	25	(1.1)	(2.1)	(3.6)	(9.6)
Foreign exchange gain (loss)		0.4	2.0	(9.5)	8.8
Interest income, derivatives and other investment gains (losses)	26	(0.8)	7.3	(8.2)	14.8
Earnings (loss) before income taxes		(8.5)	37.7	32.6	594.7
Income taxes	17	(0.5)	(5.1)	(19.7)	(67.3)
Net earnings (loss)		$(9.0)	$32.6	$12.9	$527.4
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$(9.5)	$30.8	$6.6	$519.3
Non-controlling interests		0.5	1.8	6.3	8.1
Net earnings (loss)		$(9.0)	$32.6	$12.9	$527.4
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	22	466.6	464.7	466.4	462.3
Diluted	22	466.6	469.3	471.4	466.7
Earnings (loss) per share
Basic	22	$(0.02)	$0.07	$0.01	$1.12
Diluted	22	$(0.02)	$0.07	$0.01	$1.11
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2018	2017	2018	2017
Net earnings (loss)		$(9.0)	$32.6	$12.9	$527.4
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(0.5)	(3.4)	(9.1)	0.9
Net realized change in fair value of marketable securities	19(a)	—	5.1	(0.4)	5.3
Tax impact		0.1	0.1	2.0	(0.3)
		(0.4)	1.8	(7.5)	5.9
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	19(b)	12.0	8.8	28.5	12.2
Time value of options contracts excluded from hedge relationship	19(b)	(0.8)	(1.7)	1.3	(4.4)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	19(b)	(2.9)	(1.9)	(9.5)	(2.0)
Tax impact		(0.3)	(0.1)	(1.8)	0.1
		8.0	5.1	18.5	5.9
Currency translation adjustment	11	0.6	0.5	0.1	1.4
Total other comprehensive income		8.2	7.4	11.1	13.2
Comprehensive income (loss)		$(0.8)	$40.0	$24.0	$540.6

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$(1.3)	$38.2	$17.7	$532.5
Non-controlling interests		0.5	1.8	6.3	8.1
Comprehensive income (loss)		$(0.8)	$40.0	$24.0	$540.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2018	2017

Common shares
Balance, beginning of the period		$2,677.8	$2,628.2
Issuance of common shares		—	27.4
Issuance of flow-through common shares	21	—	13.4
Issuance of common shares for share-based compensation	21	1.9	2.7
Balance, end of the period		2,679.7	2,671.7

Contributed surplus
Balance, beginning of the period		43.0	40.1
Issuance of common shares for share-based compensation		(1.9)	(2.7)
Share-based compensation		5.9	4.4
Other		(1.0)	(0.4)
Balance, end of the period		46.0	41.4

Retained earnings
Balance, beginning of the period		91.3	(409.7)
Net earnings attributable to equity holders of IAMGOLD Corporation		6.6	519.3
Balance, end of the period		97.9	109.6

Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the period		(22.6)	(29.0)
Net change in fair value of marketable securities, net of income taxes		(7.5)	5.9
Balance, end of the period		(30.1)	(23.1)
Cash flow hedge fair value reserve
Balance, beginning of the period		5.4	(3.8)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	19(b)	(1.3)	(0.6)
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		18.5	5.9
Balance, end of the period		22.6	1.5
Currency translation adjustment
Balance, beginning of the period		(3.3)	(4.1)
Change for the period	11	0.1	1.4
Balance, end of the period		(3.2)	(2.7)
Total accumulated other comprehensive loss		(10.7)	(24.3)
Equity attributable to equity holders of IAMGOLD Corporation		2,812.9	2,798.4

Non-controlling interests
Balance, beginning of the period		55.2	49.4
Net earnings attributable to non-controlling interests		6.3	8.1
Dividends to non-controlling interests		(3.7)	(3.1)
Balance, end of the period		57.8	54.4
		$2,870.7	$2,852.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2018	2017	2018	2017
Operating activities
Net earnings (loss)		$(9.0)	$32.6	$12.9	$527.4
Adjustments for:
Finance costs	25	1.1	2.1	3.6	9.6
Depreciation expense		64.9	62.4	201.6	197.7
Derivative (gain) loss	19	1.0	(6.1)	(1.3)	(7.3)
Income taxes	17	0.5	5.1	19.7	67.3
Interest income	26	(3.1)	(2.5)	(10.2)	(6.4)
Reversal of impairment charges	28	—	—	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	8	—	—	—	(19.2)
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	11	(3.3)	(3.6)	(8.2)	(10.2)
Write-down of inventories	10	0.9	1.9	2.8	11.9
Loss on redemption of 6.75% Senior Notes	18(a)	—	—	—	20.2
Write-down of related party loan receivable	26	—	—	10.9	—
Write-down of assets		0.7	0.2	8.3	1.5
Effects of exchange rate fluctuation on short-term investments		0.5	—	3.4	—
Effects of exchange rate fluctuation on cash and cash equivalents		(1.0)	(6.0)	1.6	(11.3)
Other non-cash items	27(a)	—	(0.6)	7.6	(1.0)
Adjustments for cash items:
Dividends from Sadiola	11	—	2.1	2.1	2.1
Settlement of derivatives		2.9	(0.6)	9.5	(0.5)
Disbursements related to asset retirement obligations		(1.2)	(1.3)	(3.9)	(3.0)
Movements in non-cash working capital items and non-current ore stockpiles	27(b)	(28.3)	3.5	(64.7)	4.3
Cash from operating activities, before income taxes paid		26.6	89.2	195.7	259.0
Income taxes paid		(15.2)	(12.2)	(27.7)	(28.9)
Net cash from operating activities		11.4	77.0	168.0	230.1
Investing activities
Capital expenditures for property, plant and equipment		(54.4)	(41.0)	(172.8)	(134.0)
Capitalized borrowing costs	25	—	—	(13.6)	(11.2)
Capital expenditures for exploration and evaluation assets		(8.7)	(3.7)	(31.9)	(4.5)
Net proceeds from sale of a 30% interest in the Côté Gold Project	8	—	—	—	96.5
Decrease (increase) in restricted cash	7	—	—	(3.9)	88.2
Interest received		2.8	1.7	9.7	5.6
Disposal (purchase) of short-term investments	6	(0.3)	(227.0)	4.5	(227.0)
Purchase of additional common shares of associate	11	—	—	—	(7.4)
Other investing activities	27(c)	(8.4)	(2.0)	(19.3)	(3.3)
Net cash used in investing activities		(69.0)	(272.0)	(227.3)	(197.1)
Financing activities
Interest paid	25	(0.1)	—	(0.7)	(5.3)
Payment of finance lease obligations		(0.3)	—	(0.8)	—
Dividends paid to non-controlling interests		(2.5)	(2.0)	(3.7)	(3.1)
Other financing activities		(0.4)	(1.6)	(2.1)	(2.5)
Redemption of 6.75% Senior Notes	18(a)	—	—	—	(505.6)
Net proceeds from issuance of 7% Senior Notes	18(a)	—	—	—	393.6
Long-term prepayment for finance lease	14	—	—	—	(4.9)
Proceeds from issuance of flow-through shares	21	—	—	—	15.1
Net cash used in financing activities		(3.3)	(3.6)	(7.3)	(112.7)
Effects of exchange rate fluctuation on cash and cash equivalents		1.0	6.0	(1.6)	11.3
Decrease in cash and cash equivalents		(59.9)	(192.6)	(68.2)	(68.4)
Cash and cash equivalents, beginning of the period		655.8	776.2	664.1	652.0
Cash and cash equivalents, end of the period		$595.9	$583.6	$595.9	$583.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 and 2017
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (unaudited)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the three and nine months ended September 30, 2018, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2017.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on November 6, 2018.

(b)	Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 20.

(c)	Basis of consolidation
Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	September 30, 2018	December 31, 2017	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting
Merrex Gold Inc.	Siribaya Project (Mali)	100%	100%	Subsidiary	Consolidation

(d)	Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and nine months ended September 30, 2018. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

3.	ADOPTION OF NEW ACCOUNTING STANDARDS
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2017, except for the following new accounting standards and amendments to standards and interpretations, which were effective January 1, 2018, and were applied in preparing these consolidated interim financial statements. These are summarized as follows:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 - Construction Contracts and IAS 18 - Revenue. The objective of IFRS 15 is to establish a single, principles based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures.
The Company adopted IFRS 15 effective January 1, 2018, with no material impact on the Company’s consolidated interim financial statements. In accordance with IFRS 15, the Company has changed its accounting policy with respect to revenue recognition as follows:
The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.
IFRS 9 - Financial Instruments
In July 2014, the IASB issued the final version of IFRS 9 (2014) - Financial Instruments (“IFRS 9”) to replace IAS 39 - Financial Instruments: Recognition and Measurement. Effective April 1, 2014, the Company early adopted all of the requirements of IFRS 9 (2013), which was the previously issued version of IFRS 9.
The Company adopted IFRS 9 effective January 1, 2018, with no impact on the Company’s consolidated interim financial statements.
IFRS 9 has a single, forward-looking ‘expected credit loss’ model for assessing impairment of financial assets (the “ECL model”), as opposed to an incurred loss model under IFRS 9 (2013). The application of the ECL model had minimal impact on the consolidated financial statements of the Company as the credit risk related to the financial assets of the Company is low and historically, customer defaults have been negligible.
IFRIC 22 - Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation of a foreign currency transaction when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it).
The interpretation is applicable for annual periods beginning on or after January 1, 2018. The Company adopted the interpretation effective January 1, 2018, with no material impact on the Company's consolidated interim financial statements.

4.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
The following new accounting standards were not yet effective for the three and nine months ended September 30, 2018, and have not been applied in preparing these consolidated interim financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16").  The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology. The mandatory effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.
IFRS 16 requires lessees to recognize assets and liabilities for substantially all leases on the balance sheet, as well as corresponding depreciation and interest expense.
The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach which does not require restatement of comparative periods. Instead, the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the beginning of 2019. The Company expects IFRS 16 will result in the recognition of additional lease assets and liabilities on the balance sheet, a decrease in lease expense and a corresponding increase in depreciation and interest expense. The Company also expects cash flows from operating activities to increase under IFRS 16 as lease payments for substantially all leases will be recorded as financing outflows in the Consolidated statement of cash flows as opposed to operating cash flows. The quantitative impact of adopting the standard has not yet been determined.
The Company is in the process of implementing IFRS 16 and to date has formed a cross-functional implementation team, commenced a completeness assessment over the lease population, commenced the review of contracts that are expected to be outstanding at the adoption date and started to establish new policies, procedures and internal controls for the new standard.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

In the fourth quarter 2018, the Company will complete its review and measurement of identified leases, and expects to report more detailed information in its 2018 audited annual consolidated financial statements.
IFRIC 23 - Uncertainty over Income Tax Treatments
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is applicable for annual periods beginning on or after January 1, 2019. The Company will adopt the interpretation for the annual period beginning on January 1, 2019, and expects that there will be no material impact on the Company's consolidated financial statements.

5.	CASH AND CASH EQUIVALENTS

	September 30, 2018	December 31, 2017
Cash	$386.3	$489.2
Short-term deposits with initial maturities of three months or less	209.6	174.9
	$595.9	$664.1

6.	SHORT-TERM INVESTMENTS

	September 30, 2018	December 31, 2017
Money market funds[1]	$116.3	$124.6
Other	3.0	2.6
	$119.3	$127.2

1	Money market funds are comprised of short-term fund investments with redemption notice periods of 185 days.

7.	RESTRICTED CASH
The Company had long-term restricted cash of $24.3 million and $5.0 million as at September 30, 2018 (December 31, 2017 - $19.5 million and $5.0 million) to guarantee the environmental indemnities related to the Essakane and Rosebel mines, respectively.
8.    CONSIDERATION RECEIVABLE
Sale of a 30% interest in the Côté Gold Project
On June 5, 2017, the Company entered into a definitive Investment Agreement and a definitive Joint Venture Agreement with Sumitomo Metal Mining Co., Ltd. ("SMM") with respect to the Côté Gold Project and the transaction closed on June 20, 2017. On closing, the Company received $100 million of the consideration and the remaining consideration of $95 million is receivable on the earlier of:

(a)	18 months following the closing date (December 20, 2018);

(b)	the date the Côté Gold Project feasibility study is made available to the public; and

(c)	should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest.
The Company paid $3.5 million in transaction costs upon closing of the transaction and has committed to pay a further
$2.9 million (note 16) on receipt of the remaining receivable of $95 million. The remaining $95 million consideration receivable from SMM was discounted to its present value on June 20, 2017, and is carried at an amortized cost of $94.7 million as at September 30, 2018 (December 31, 2017 - $93.8 million).
On closing, the Company recorded a net gain of $19.2 million on the sale of the 30% interest in the Côté Gold Project to SMM, which has been included under Interest income, derivatives and other investment gains (losses) (note 26) in the Consolidated statements of earnings.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

9.	RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	September 30, 2018	December 31, 2017
Income taxes receivable		$—	$3.2
Receivables from governments[1]		48.2	42.2
Receivables from related parties	30	—	0.1
Other receivables		4.7	6.7
Total receivables		52.9	52.2
Prepayment for other assets		10.8	—
Marketable securities	20(a)	0.7	—
Prepaid expenses		7.3	9.6
Derivatives	20(a)	15.1	14.1
		$86.8	$75.9

1	Receivables from governments relate primarily to value added tax.

10.	INVENTORIES

	September 30, 2018	December 31, 2017
Finished goods	$55.3	$52.8
Ore stockpiles	8.7	5.0
Mine supplies	176.7	142.2
	240.7	200.0
Non-current ore stockpiles	203.7	177.6
	$444.4	$377.6
For the three and nine months ended September 30, 2018, the Company recognized a net realizable value write-down in ore stockpiles amounting to $0.2 million and $0.4 million, respectively (three and nine months ended September 30, 2017 - $0.5 million and $3.9 million).
For the three and nine months ended September 30, 2018, the Company recognized a write-down in mine supplies inventories amounting to $0.7 million and $2.4 million, respectively (three and nine months ended September 30, 2017 - $1.4 million and $8.0 million).

11.	INVESTMENTS IN ASSOCIATES AND INCORPORATED JOINT VENTURES

	Notes	Associates[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2017		$5.7	$46.9	$—	$52.6
Purchase of additional common shares of associate[3]		7.4	—	—	7.4
Currency translation adjustment		0.8	—	—	0.8
Share of net earnings (loss), net of income taxes		(1.4)	16.5	(0.1)	15.0
Share of net loss recorded as provision		—	—	0.1	0.1
Share of dividends received		—	(2.1)	—	(2.1)
Acquisition of control over associate[4]		(4.8)	—	—	(4.8)
Balance, December 31, 2017		7.7	61.3	—	69.0
Currency translation adjustment		0.1	—	—	0.1
Share of net earnings (loss), net of income taxes		(1.2)	8.6	0.8	8.2
Share of net earnings recorded as a reduction of the provision	15	—	—	(0.8)	(0.8)
Share of dividends received		—	(2.1)	—	(2.1)
Balance, September 30, 2018		$6.6	$67.8	$—	$74.4

1	IAMGOLD includes results based on the latest publicly available information.

2	The Company's incorporated joint ventures are not publicly listed.

3
Associate relates to INV Metals Inc. ("INV Metals"), a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at September 30, 2018 was 35.6% (December 31, 2017 - 35.6%). On March 2, 2017, the Company participated in INV Metals' common shares public equity offering and acquired an additional 9.8 million common shares of INV Metals at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

4	As of February 28, 2017, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants of Merrex Gold Inc. that it did not already own.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

12. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2017	$2.8	$2,336.5	$1,886.9	$4,226.2
Additions[1]	20.9	128.3	83.1	232.3
Changes in asset retirement obligations	—	4.6	—	4.6
Disposals	—	(0.2)	(31.2)	(31.4)
Transfers within Property, plant and equipment	(16.6)	16.9	(0.3)	—
Balance, December 31, 2017	7.1	2,486.1	1,938.5	4,431.7
Additions[1]	24.6	129.9	66.1	220.6
Changes in asset retirement obligations	—	(7.1)	—	(7.1)
Disposals	—	(0.3)	(60.3)	(60.6)
Transfers within Property, plant and equipment	(0.7)	19.5	(18.8)	—
Balance, September 30, 2018	$31.0	$2,628.1	$1,925.5	$4,584.6

	Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2017	$—	$1,481.5	$876.5	$2,358.0
Depreciation expense[2]	—	111.8	173.9	285.7
Disposals	—	—	(28.1)	(28.1)
Reversal of impairment charges[3]	—	(124.1)	—	(124.1)
Balance, December 31, 2017	—	1,469.2	1,022.3	2,491.5
Depreciation expense[2]	—	100.5	126.3	226.8
Disposals	—	—	(52.3)	(52.3)
Balance, September 30, 2018	$—	$1,569.7	$1,096.3	$2,666.0
Carrying amount, December 31, 2017	$7.1	$1,016.9	$916.2	$1,940.2
Carrying amount, September 30, 2018	$31.0	$1,058.4	$829.2	$1,918.6

1
For the three and nine months ended September 30, 2018, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines totaling $6.1 million and $18.0 million, respectively (three and nine months ended September 30, 2017 - $6.1 million and $16.9 million) were capitalized.

2	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.

3	Refer to note 28.

13.	EXPLORATION AND EVALUATION ASSETS

	Côté Gold Project	Saramacca Project	Siribaya Project	Other[1]	Total
Balance, January 1, 2017	$154.9	$10.0	$—	$4.3	$169.2
Exploration and evaluation expenditures[2]	8.1	11.2	—	0.9	20.2
Acquired Exploration and evaluation assets	—	15.9	36.6	—	52.5
Reversal of impairment charge[3]	400.0	—	—	—	400.0
Sale of a 30% interest in the Côté Gold Project	(167.3)	—	—	—	(167.3)
Balance, December 31, 2017	395.7	37.1	36.6	5.2	474.6
Exploration and evaluation expenditures[2]	14.5	16.7	—	5.2	36.4
Balance, September 30, 2018	$410.2	$53.8	$36.6	$10.4	$511.0

1
Other exploration and evaluation expenditures for the three and nine months ended September 30, 2018, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration Project of $nil and $1.7 million, respectively, in addition to $0.8 million and $3.3 million, respectively, in capitalized feasibility study costs relating to the Boto Project.

2
For the three and nine months ended September 30, 2018, borrowing costs attributable to Exploration and evaluation assets totaling $1.2 million and $3.4 million, respectively (three and nine months ended September 30, 2017 - $0.3 million and $0.7 million) were capitalized.

3	Refer to note 28.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

14.	OTHER NON-CURRENT ASSETS

	Notes	September 30, 2018	December 31, 2017
Net loan receivable from related party	30	$26.3	$36.3
Marketable securities and warrants	20(a)	15.2	24.2
Advances for the purchase of capital equipment		11.7	19.9
Bond fund investments	20(a)	2.5	1.9
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.9	4.9
Derivatives	20(a)	22.5	4.4
Other		4.3	5.5
		$93.0	$102.7

1
On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and will be utilized as the power is delivered over the term of the agreement.

As at September 30, 2018, the allowance for doubtful non-current non-trade receivables from related parties was $46.9 million, (December 31, 2017 - $36.0 million).

15.	PROVISIONS

	Notes	September 30, 2018	December 31, 2017
Asset retirement obligations		$282.0	$292.8
Yatela loss provision[1]	11	13.4	15.1
Other		9.5	8.2
		$304.9	$316.1
Current portion of provisions		$15.6	$17.1
Non-current provisions		289.3	299.0
		$304.9	$316.1
1 During the three and nine months ended September 30, 2018, the Company spent $nil and $0.9 million, respectively (three and nine months ended September 30, 2017 - $nil and $nil) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment.
(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

(b)	Provisions for litigation claims and regulatory assessments
As at September 30, 2018, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

16.	OTHER LIABILITIES

	Notes	September 30, 2018	December 31, 2017
Finance lease liabilities		$6.4	$0.2
Derivatives	20(a)	0.1	—
Other liabilities	8	2.9	2.9
		$9.4	$3.1
Current portion of other liabilities		$4.2	$2.9
Non-current portion of other liabilities		5.2	0.2
		$9.4	$3.1

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

17.	INCOME TAXES
The Company estimates the effective tax rate expected to be applied for the full year and uses this rate to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three and nine months ended September 30, 2018 was $0.5 million and $19.7 million, respectively (three and nine months ended September 30, 2017 - $5.1 million and $67.3 million) and varied from the tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.6%. The variance was mainly due to net foreign earnings taxed at different tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.

18.	LONG-TERM DEBT AND CREDIT FACILITY

(a)	Senior Notes
i.7% Senior Notes ("Notes")
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Except for the prepayment options as noted below, the Notes are not redeemable, in whole or part, by the Company until April 15, 2020. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 - 103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.
Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest.
Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $400 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings. The fair value of the embedded derivative as at September 30, 2018 was $2.8 million (note 20(a)), (December 31, 2017 - $6.8 million).
Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale.  At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
September 30, 2018	$400.0	$596.0	$28.0	$56.0	$56.0	$456.0
December 31, 2017	$400.0	$610.0	$28.0	$56.0	$56.0	$470.0

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.2 million as at September 30, 2018 (December 31, 2017 – $5.8 million). The carrying amount of the long-term debt also excludes the embedded derivative.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

ii.6.75% Senior Notes
On September 21, 2012, the Company issued at face value $650 million of Senior Notes with an interest rate of 6.75% per annum. The 6.75% Senior Notes were denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.
On March 16, 2017, the Company issued a notice to redeem its 6.75% Senior Notes for a total amount of $505.6 million and completed the redemption on April 3, 2017. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% Senior Notes was adjusted during the first quarter 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in the first quarter 2017 in Interest income, derivatives and other investment gains (losses) in the Consolidated statements of earnings (note 26).

(b)	Credit facility
On December 14, 2017, the Company amended and restated the $250 million credit facility, that it originally entered into on February 1, 2016. The amendments and restatements included, amongst other things, extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase financing under the credit facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), Tangible Net Worth, and Interest Coverage. The Company was in compliance with its credit facility covenants as at September 30, 2018.
As of September 30, 2018, letters of credit worth $0.4 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2017 - $1.3 million).

(c)	Uncollateralized surety bonds
As at September 30, 2018, C$134.6 million (September 30, 2018 - $104.2 million; December 31, 2017 ‐ C$127.2 million, $101.6 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division.  The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

19.	FINANCIAL INSTRUMENTS
(a)Financial assets measured at fair value through other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Proceeds from sale of marketable securities	$—	$7.4	$0.9	$7.7
Acquisition date fair value of marketable securities sold	—	(2.3)	(1.3)	(2.4)
Gain (loss) on sale of marketable securities recorded in OCI	$—	$5.1	$(0.4)	$5.3

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

(b)Cash flow hedge fair value reserve

(i)	Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2018	Nine months ended September 30, 2018

Exchange rate risk
Canadian dollar option contracts	$0.2	$(2.8)	$—	$(1.5)
Canadian dollar forward contracts	0.2	0.2	—	—
Euro option contracts	(0.3)	(1.1)	(0.1)	(2.6)
Crude oil option contracts	11.9	32.2	(2.9)	(6.7)
	12.0	28.5	(3.0)	(10.8)
Time value of option contracts excluded from hedge relationship	(0.8)	1.3	—	—
	$11.2	$29.8	$(3.0)	$(10.8)

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2017	Nine months ended September 30, 2017	Three months ended September 30, 2017	Nine months ended September 30, 2017

Exchange rate risk
Canadian dollar option contracts	$6.0	$7.5	$(1.4)	$(1.5)
Euro option contracts	2.8	4.6	(1.1)	(1.1)
Crude oil option contracts	—	0.1	—	—
	8.8	12.2	(2.5)	(2.6)
Time value of option contracts excluded from hedge relationship	(1.7)	(4.4)	—	—
	$7.1	$7.8	$(2.5)	$(2.6)

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:		(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Consolidated balance sheets
Property, plant and equipment	$(0.1)	$(0.6)	$(1.3)	$(0.6)
Consolidated statements of earnings
Cost of sales	(2.9)	(1.6)	(9.0)	(1.6)
General and administrative expenses	—	(0.3)	(0.5)	(0.4)
Total	$(3.0)	$(2.5)	$(10.8)	$(2.6)
There was no hedge ineffectiveness for the three and nine months ended September 30, 2018 and 2017.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the euro (€) against the U.S. dollar ($) have a direct impact on the Company’s Consolidated interim financial statements.
The Company manages its exposure to the Canadian dollar and the euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and euro expenditure requirements. The Company has elected to only designate the change in the

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.
As at September 30, 2018, the Company's outstanding derivative contracts which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings and Property, plant and equipment balance are as follows:

	2018	2019	Total
Cash flow hedges
Exchange rate risk
Canadian dollar contracts (millions of C$)	54	60	114
Rate range ($/C$)[1]	1.30 - 1.45	1.25 - 1.39
Euro option contracts (millions of €)	15	—	15
Rate range (€/$)[2]	1.08 - 1.16	—

1
The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.30 and C$1.25. The strike prices for the put options are C$1.45 and C$1.39. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

2
The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.08. The strike price for the call options is €1.16. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at September 30, 2018 and December 31, 2017 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2018	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$0.8	$—	$0.2	$0.2	$(0.2)
Canadian forward contracts	0.2	—	0.2	0.2	(0.2)
Euro option contracts	0.2	—	0.1	0.1	(0.1)
	$1.2	$—	$0.5	$0.5	$(0.5)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2017	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$5.3	$—	$4.5	$4.5	$(4.5)
Euro option contracts	4.4	—	3.8	3.8	(3.8)
	$9.7	$—	$8.3	$8.3	$(8.3)

(iii)	Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

As at September 30, 2018, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2018	2019	2020	2021	2022	Total
Brent crude oil option contracts (barrels)[1]	122	366	333	336	336	1,493
Option contracts with strike prices at ($/barrel)[2]	42 - 60	44 - 60	50 - 62	54 - 65	53 - 65
WTI crude oil option contracts (barrels)[1]	98	426	405	276	276	1,481
Option contracts with strike prices at ($/barrel)[2]	36 - 60	40 - 60	43 - 60	46 - 62	45 - 62

1	Quantities of barrels are in thousands.

2
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2018 through 2022. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at September 30, 2018 and December 31, 2017 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2018	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$21.5	$—	$18.2	$18.2	$(18.2)
WTI crude oil option contracts	14.9	—	10.2	10.2	(10.2)
	$36.4	$—	$28.4	$28.4	$(28.4)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2017	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$6.1	$—	$2.7	$2.7	$(2.7)
WTI crude oil option contracts	2.7	—	0.1	0.1	(0.1)
	$8.8	$—	$2.8	$2.8	$(2.8)
(c)Gain (loss) on non-hedge derivatives and warrants
Gains and losses on non-hedge derivatives, including embedded derivatives, and warrants are included in Interest income, derivatives and other investment gains (losses) (note 26) in the Consolidated statement of earnings. As at September 30, 2018, the Company had one outstanding derivative contract that was not designated for hedge accounting.
These gains and losses relate to the Company's fair value movements of the outstanding non-hedge derivative contract, the embedded derivative related to prepayment options for the Notes (note 18(a)), and warrants associated with investments in marketable securities.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2018	2017	2018	2017
Non-hedge derivative contract		$0.3	$—	$(0.1)	$—
Embedded derivative	18(a)	(2.3)	3.7	(4.0)	5.3
Warrants		(1.9)	0.5	(4.1)	0.1
	26	$(3.9)	$4.2	$(8.2)	$5.4

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

20.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2017.

(a)	Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	September 30, 2018
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$595.9	$595.9	$—	$—	$595.9
Short-term investments	119.3	119.3	—	—	119.3
Restricted cash	29.3	29.3	—	—	29.3
Marketable securities and warrants	15.9	8.6	1.3	6.0	15.9
Bond fund investments	2.5	2.5	—	—	2.5
Derivatives
Currency contracts	1.2	—	1.2	—	1.2
Crude oil contracts	36.4	—	36.4	—	36.4
Embedded derivative	2.8	—	2.8	—	2.8
	$803.3	$755.6	$41.7	$6.0	$803.3
Liabilities
Derivatives
Currency contracts	$(0.1)	$—	$(0.1)	$—	$(0.1)
Long-term debt - 7% Senior Notes[1]	(400.0)	(398.7)	—	—	(398.7)
	$(400.1)	$(398.7)	$(0.1)	$—	$(398.8)

	December 31, 2017
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$664.1	$664.1	$—	$—	$664.1
Short-term investments	127.2	127.2	—	—	127.2
Restricted cash	24.5	24.5	—	—	24.5
Marketable securities and warrants	24.2	18.8	5.4	—	24.2
Bond fund investments	1.9	1.9	—	—	1.9
Derivatives
Currency contracts	9.7	—	9.7	—	9.7
Crude oil contracts	8.8	—	8.8	—	8.8
Embedded derivative	6.8	—	6.8	—	6.8
	$867.2	$836.5	$30.7	$—	$867.2
Liabilities
Long-term debt - 7% Senior Notes[1]	$(400.0)	$(413.9)	$—	$—	$(413.9)
	$(400.0)	$(413.9)	$—	$—	$(413.9)

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.2 million as at September 30, 2018 (December 31, 2017 – $5.8 million). The carrying amount of the long-term debt also excludes the embedded derivative.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

(b)	Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2017	$—
Shares received	6.0
Change in fair value reported in Other comprehensive income, net of income taxes	—
Balance, September 30, 2018	$6.0
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative
The fair value of the embedded derivative as at September 30, 2018 was $2.8 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Senior Notes as at September 30, 2018 was $398.7 million (December 31, 2017 - $413.9 million).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

21.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Nine months ended September 30,
Number of common shares (in millions)	2018	2017
Outstanding, beginning of the period	465.9	453.8
Equity issuance	—	6.9
Issuance of flow-through common shares	—	3.4
Issuance of shares for share-based compensation	0.7	0.8
Outstanding, end of the period	466.6	464.9
Flow-through common shares
In March 2017, the Company issued 3.4 million flow-through common shares at C$5.91 per share for net proceeds of $15.1 million (C$20.0 million), which included a $1.7 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $13.4 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

development expenditures on the Westwood mine. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at September 30, 2018, there was no remaining unspent amount.
As the premiums related to the March 2017 issuance of flow-through common shares were fully amortized in 2017, $nil was recognized as amortization of the premiums related to the issuances of flow-through common shares for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 - $0.2 million and $3.5 million) (note 26).
Contingently issuable shares
On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which was accounted for as an Exploration and evaluation asset. The purchase consideration also included 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 month intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified at the Saramacca property in indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10.0 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.
On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as an Exploration and evaluation asset of $5.9 million in the year ended December 31, 2017, based on the fair value of the IAMGOLD common shares on the date of the issuance.

22.	EARNINGS PER SHARE
Basic earnings (loss) per share computation

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Numerator
Net earnings (loss) attributable to equity holders of IAMGOLD	$(9.5)	$30.8	$6.6	$519.3
Denominator (in millions)
Weighted average number of common shares (basic)	466.6	464.7	466.4	462.3
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$0.07	$0.01	$1.12

Diluted earnings (loss) per share computation

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Denominator (in millions)
Weighted average number of common shares (basic)	466.6	464.7	466.4	462.3
Dilutive effect of share options	—	1.2	1.5	1.2
Dilutive effect of full value award units	—	3.4	3.5	3.2
Weighted average number of common shares (diluted)	466.6	469.3	471.4	466.7
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$0.07	$0.01	$1.11

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended September 30,		Nine months ended September 30,
(in millions)	Notes	2018	2017	2018	2017
Share options		7.1	2.6	2.9	2.6
Full value awards		5.5	—	—	—
Contingently issuable shares	21	2.1	3.1	2.1	3.1
		14.7	5.7	5.0	5.7

23.    SHARE-BASED COMPENSATION
(a)Share option award plan

(i)	Share option award plan
A summary of the status of the Company's share option award plan units and changes during the period is presented below.

Nine months ended September 30, 2018	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the period	6.7	$6.81
Granted	1.0	6.83
Exercised	(0.1)	4.48
Forfeited and expired	(0.5)	17.26
Outstanding, end of the period	7.1	$6.15
Exercisable, end of the period	3.7	$7.16

1	Exercise prices are denominated in Canadian dollars. The exchange rate at September 30, 2018 between the U.S. dollar and Canadian dollar was
$0.7739/C$.

(ii)	Summary of awards granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

Nine months ended September 30,	2018
Weighted average risk-free interest rate	2.0%
Weighted average expected volatility[1]	65.0%
Weighted average dividend yield	0.0%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$3.77
Weighted average share price at grant date (C$ per share)	$6.83
Weighted average exercise price (C$ per share)	$6.83

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

(b)Full value award plans
(i) Full value award plans
A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the period is presented below.

Nine months ended September 30, (in millions)	2018
Outstanding, beginning of the period	4.6
Granted	2.0
Issued	(0.6)
Forfeited	(0.5)
Outstanding, end of the period	5.5
Exercisable, end of the period	0.1
(ii) Summary of awards granted
Deferred share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30,	2018
Weighted average risk-free interest rate	1.7%
Weighted average expected volatility[1]	44.0%
Weighted average dividend yield	0.0%
Weighted average expected life of deferred share units issued (years)	1.0
Weighted average grant-date fair value (C$ per share)	$7.26
Weighted average share price at grant date (C$ per share)	$7.26

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.
Restricted share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30,	2018
Weighted average risk-free interest rate	1.9%
Weighted average expected volatility[1]	64.0%
Weighted average dividend yield	0.0%
Weighted average expected life of restricted share units issued (years)	3.0
Weighted average grant-date fair value (C$ per share)	$6.76
Weighted average share price at grant date (C$ per share)	$6.76

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.

24.	COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Operating costs[1]	$162.5	$154.5	$487.6	$461.9
Royalties	10.2	11.1	35.0	32.9
Depreciation expense[2]	64.6	62.3	201.2	197.2
	$237.3	$227.9	$723.8	$692.0

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

25.	FINANCE COSTS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Interest expense	$0.1	$0.9	$0.7	$6.8
Credit facility fees	0.7	0.9	2.1	2.1
Accretion expense	0.3	0.3	0.8	0.7
	$1.1	$2.1	$3.6	$9.6
Total interest paid during the three and nine months ended September 30, 2018 was $0.1 million and $14.3 million, respectively (three and nine months ended September 30, 2017 - $nil and $16.5 million). Interest paid relates to interest charges on notes, credit facilities and finance leases.

26.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2018	2017	2018	2017
Interest income		$3.1	$2.5	$10.2	$6.4
Gain (loss) on non-hedge derivatives and warrants	19(c)	(3.9)	4.2	(8.2)	5.4
Gain on sale of a 30% interest in the Côté Gold Project	8	—	—	—	19.2
Amortization of gains related to flow-through common shares	21	—	0.2	—	3.5
Loss on redemption of 6.75% Senior Notes	18(a)	—	—	—	(20.2)
Write-down of related party loan receivable	30	—	—	(10.9)	—
Other gains		—	0.4	0.7	0.5
		$(0.8)	$7.3	$(8.2)	$14.8

27.	CASH FLOW ITEMS
(a)    Adjustments for other non-cash items within operating activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2018	2017	2018	2017
Share-based compensation		$2.3	$1.3	$5.9	$4.4
Effects of exchange rate fluctuation on restricted cash		(0.5)	(0.3)	—	(1.7)
Amortization of gains related to flow-through common shares	21	—	(0.2)	—	(3.5)
Changes in estimates of environmental indemnities at closed sites		(2.3)	(2.2)	(1.5)	(0.9)
Other		0.5	0.8	3.2	0.7
		$—	$(0.6)	$7.6	$(1.0)

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Receivables and other current assets	$(9.9)	$7.8	$(1.6)	$10.1
Inventories and non-current ore stockpiles	(20.2)	(19.8)	(60.2)	(20.6)
Accounts payable and accrued liabilities	1.8	15.5	(2.9)	14.8
	$(28.3)	$3.5	$(64.7)	$4.3

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

(c)	Other investing activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2018	2017	2018	2017
Disposal (acquisition) of investments		$(4.9)	$0.7	$(7.5)	$1.1
Advances to related parties	30	(0.4)	(3.0)	(1.0)	(5.3)
Repayments from related parties	30	0.1	0.3	0.2	0.8
Prepayment for other assets	9	(3.2)	—	(10.8)	—
Other		—	—	(0.2)	0.1
		$(8.4)	$(2.0)	$(19.3)	$(3.3)

(d)	Reconciliation of long-term debt arising from financing activities

	Notes	2018
Balance, January 1,		$391.6
Non-cash changes:
Amortization of deferred financing charges		0.6
Loss on embedded derivative	19(c)	4.0
Balance, September 30,		$396.2

28.	REVERSAL OF IMPAIRMENT CHARGES

		Three months ended September 30,		Nine months ended September 30,
	Notes	2018	2017	2018	2017
Suriname CGU[1]
Property, plant and equipment	12	$—	$—	$—	$124.1
Côté Gold Project
Exploration and evaluation assets	13	—	—	—	400.0
		$—	$—	$—	$524.1
1 The Suriname CGU consists of Rosebel Gold Mines N.V. and Euro Ressources S.A.

29.	COMMITMENTS

	September 30, 2018	December 31, 2017
Purchase obligations	$130.3	$76.4
Capital expenditure obligations	56.4	29.7
Finance lease obligations	6.4	—
Operating leases	17.1	17.5
	$210.2	$123.6
Commitments – payments due by period

	Payments due by period
As at September 30, 2018	Total	<1 yr1	1-2 yrs[2]	3-5 yrs[3]	>5 yrs[4]
Purchase obligations	$130.3	$118.5	$10.5	$1.1	$0.2
Capital expenditure obligations	56.4	46.5	9.2	0.7	—
Finance lease obligations	6.4	0.3	2.6	2.9	0.6
Operating leases	17.1	1.7	11.8	2.4	1.2
	$210.2	$167.0	$34.1	$7.1	$2.0

1	Due over the period from October 1, 2018 to December 31, 2018.

2	Due over the period from January 1, 2019 to December 31, 2020.

3	Due over the period from January 1, 2021 to December 31, 2022.

4	Due from January 1, 2023 and beyond.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

30.	RELATED PARTY TRANSACTIONS
The Company had the following related party transactions included in Receivables and other current assets and in Other non-current assets in the Consolidated balance sheets:

		Three months ended September 30,		Nine months ended September 30,
	Notes	2018	2017	2018	2017
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the period		$—	$0.2	$0.1	$0.2
Advances		0.1	0.2	0.1	0.7
Repayments		(0.1)	(0.3)	(0.2)	(0.8)
Balance, end of the period	9	$—	$0.1	$—	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the period		$26.0	$33.1	$36.3	$31.3
Advances		0.3	2.8	0.9	4.6
Write-down of receivable[2]	26	—	—	(10.9)	—
Balance, end of the period	14	$26.3	$35.9	$26.3	$35.9

1
These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

2	Write-down of receivable due to a decrease in the fair value of collateral.

During the three and nine months ended September 30, 2018, the Company spent $nil and $0.9 million, respectively (three and nine months ended September 30, 2017 - $nil and $nil) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment (note 15).

31.	SEGMENTED INFORMATION
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine;
•Canada - Doyon division;
•Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine, which is in closure (40%).
The Company’s non-gold segments are divided as follows:
•Exploration and evaluation; and
•Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

	September 30, 2018			December 31, 2017
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$863.9	$1,107.2	$219.0	$849.3	$1,070.7	$204.8
Suriname	654.1	822.8	254.4	643.3	825.4	256.0
Canada	708.2	728.3	188.6	697.0	717.0	205.3
Total gold mines	2,226.2	2,658.3	662.0	2,189.6	2,613.1	666.1
Exploration and evaluation	457.8	511.9	7.8	437.8	483.4	9.6
Corporate[1]	163.2	814.4	444.1	178.5	870.4	444.4
Total per consolidated financial statements	$2,847.2	$3,984.6	$1,113.9	$2,805.9	$3,966.9	$1,120.1
Incorporated joint ventures (Mali)[2]	$127.6	$184.0	$146.4	$128.9	$179.9	$149.6

1	The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.

2
The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's CODM to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

Three months ended September 30, 2018

	Consolidated statements of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$129.7	$87.0	$32.5	$—	$—	$0.4	$9.8	$30.3
Suriname	77.1	58.7	19.8	—	1.0	0.2	(2.6)	15.7
Canada	37.9	27.0	11.8	—	—	(2.2)	1.3	12.0
Total gold mines excluding incorporated joint ventures	244.7	172.7	64.1	—	1.0	(1.6)	8.5	58.0
Exploration and evaluation[5]	—	—	—	—	7.4	0.1	(7.5)	4.0
Corporate[6]	0.1	—	0.5	10.8	—	0.1	(11.3)	1.4
Total per consolidated financial statements	244.8	172.7	64.6	10.8	8.4	(1.4)	(10.3)	63.4
Incorporated joint ventures (Mali)[7]	17.5	13.3	0.5	—	—	—	3.7	0.1
	$262.3	$186.0	$65.1	$10.8	$8.4	$(1.4)	$(6.6)	$63.5

1	Excludes depreciation expense.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5	Closed site costs on Exploration and evaluation properties are included in other expenses.

6	Includes earnings from royalty interests.

7
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

Three months ended September 30, 2017

	Consolidated statements of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$130.2	$82.2	$31.0	$—	$—	$—	$17.0	$16.8
Suriname	97.1	57.5	20.0	—	0.1	0.4	19.1	13.2
Canada	41.4	25.9	10.5	—	—	(2.0)	7.0	14.0
Total gold mines excluding incorporated joint ventures	268.7	165.6	61.5	—	0.1	(1.6)	43.1	44.0
Exploration and evaluation[5]	—	—	—	—	6.5	0.1	(6.6)	0.5
Corporate[6]	0.1	—	0.8	8.9	—	—	(9.6)	0.2
Total per consolidated financial statements	268.8	165.6	62.3	8.9	6.6	(1.5)	26.9	44.7
Incorporated joint ventures (Mali)[7]	19.6	13.9	0.4	—	0.5	—	4.8	2.4
	$288.4	$179.5	$62.7	$8.9	$7.1	$(1.5)	$31.7	$47.1

1	Excludes depreciation expense.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5	Closed site costs on Exploration and evaluation properties are included in other expenses.

6	Includes earnings from royalty interests.

7
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018

Nine months ended September 30, 2018

	Consolidated statements of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$435.5	$258.5	$105.0	$—	$—	$6.6	$65.4	$99.2
Suriname	273.2	182.4	60.4	—	2.5	1.2	26.7	48.0
Canada	127.7	81.7	33.7	—	—	(0.9)	13.2	40.6
Total gold mines excluding incorporated joint ventures	836.4	522.6	199.1	—	2.5	6.9	105.3	187.8
Exploration and evaluation[5]	—	—	—	—	25.3	0.3	(25.6)	13.1
Corporate[6]	0.3	—	2.1	30.4	—	1.8	(34.0)	4.6
Total per consolidated financial statements	836.7	522.6	201.2	30.4	27.8	9.0	45.7	205.5
Incorporated joint ventures (Mali)[7]	59.0	42.9	1.3	—	0.3	2.4	12.1	0.8
	$895.7	$565.5	$202.5	$30.4	$28.1	$11.4	$57.8	$206.3

1	Excludes depreciation expense.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5	Closed site costs on Exploration and evaluation properties included in other expenses.

6	Includes earnings from royalty interests.

7
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

Nine months ended September 30, 2017

	Consolidated statements of earnings information								Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairments (reversals)	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$402.2	$250.2	$98.0	$—	$—	$—	$—	$54.0	$52.5
Suriname	286.3	171.4	63.4	—	4.9	(116.0)	2.3	160.3	36.7
Canada	115.0	73.2	33.0	—	—	—	(1.0)	9.8	47.6
Total gold mines excluding incorporated joint ventures	803.5	494.8	194.4	—	4.9	(116.0)	1.3	224.1	136.8
Exploration and evaluation[5]	—	—	0.1	0.1	24.7	(400.0)	0.3	374.8	1.3
Corporate[6]	0.3	—	2.7	27.7	—	(8.1)	6.4	(28.4)	0.4
Total per consolidated financial statements	803.8	494.8	197.2	27.8	29.6	(524.1)	8.0	570.5	138.5
Incorporated joint ventures (Mali)[7]	58.7	41.1	1.1	—	1.1	—	—	15.4	5.8
	$862.5	$535.9	$198.3	$27.8	$30.7	$(524.1)	$8.0	$585.9	$144.3

1	Excludes depreciation expense.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5	Closed site costs on Exploration and evaluation properties included in other expenses.

6	Includes earnings from royalty interests.

7
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2018